广东卫斯理律师事务所
GUANGDONG WESLEY LAW FIRM

Date:09/04,2025

Fitness Fanatics Limited,
Flat 15, Block F, UG/F.
Wah Lok Industrial Centre
31-35 Shan Mei Street
Fo Tan, New Territories
Hong Kong

RE: Legal opinions on Certain PRC Legal Matters

Dear Sirs/Madams,

We are qualified lawyers of the People's Republic of China (the "PRC") and as such are qualified to issue this opinion ("Opinion") with respect to all laws, regulations, statutes, rules, decrees, guidelines, notices, and judicial interpretations and other legislations of the PRC currently in force and publicly available as of the date hereof (hereinafter referred to as the "PRC Laws"). For the purpose of this Opinion, the PRC excludes the Hong Kong Special Administrative Region ("Hong Kong"), the Macau Special Administrative Region, and Taiwan.

We are acting as the PRC counsel of Fitness Fanatics Limited(the "Company") in connection with (a) the initial public offering (the "Offering") shares by the Company as set forth in the Company's registration statement on Form F-l, including all amendments or supplements thereto (the "Registration Statement") , filed by the Company with the Securities and Exchange Commission (the "SEC") in relation to the Offering, and (b) the proposed listing and trading of the Company' s ordinary shares on the Nasdaq Capital Market ("NASDAQ").

For the purpose of giving this Opinion, we have examined the originals or copies, certified or otherwise identified to our satisfaction, of corporate records, agreements, documents and other instruments provided to us and such other documents or certificates issued by governmental authorities or representations made by officials of government authorities or other public organizations and by officers or representatives of the Company as we have deemed necessary and appropriate as a basis for the opinions hereinafter set forth.

Other than the Reviewed Documents which we have reviewed for the purpose of this letter,

we have not reviewed any other document or carried out any other enquiries or investigation (including without limitation, any due diligence on the business and operations of the Company) for the purposes of giving this letter. Our opinion herein is accordingly subject to there not being anything contained in any document not reviewed by us or any information not disclosed to us that may, if so reviewed by or disclosed to us, require us to vary or amend this letter or make any further inquiry or investigation which would, in our judgement, be necessary or appropriate, for the purposes of expressing the opinions set forth.

In rendering the opinions expressed below, we have assumed:

(a) the authenticity of the documents submitted to us as originals and the conformity to the originals of the documents submitted to us as copies;
(b) the truthfulness, accuracy and completeness of all corporate minutes, resolutions and documents of or in connection with the Company as they were presented to us;
(c) that the documents and the corporate minutes and resolutions which have been presented to us remain in full force and effect as of the date hereof and have not been revoked, amended, varied or supplemented, except as noted therein;
(d) in response to our due diligence inquiries, requests and investigation for the purpose of this Opinion, all the relevant information and materials that have been provided to us by the Company, including all factual statements in the documents and all other factual information provided to us by the Company, and the statements made by the Company and relevant government officials, are true, accurate, complete and not misleading, and that the Company has not withheld anything that, if disclosed to us, would reasonably cause us to alter this Opinion in whole or in part. Where important facts were not independently established to us, we have relied upon certificates issued by governmental authorities and appropriate representatives of the Company and/or other relevant entities and/or upon representations made by such persons in the course of our inquiry and consultation;
(e) that all parties to the documents provided to us in connection with this Opinion have the requisite power and authority to enter into, and have duly executed, delivered and/or issued those documents to which they are parties, and have the requisite power and authority to perform their obligations thereunder; and
(f) with respect to all parties, the due compliance with, and the legality, validity, effectiveness and enforceability under, all laws other than the laws of the PRC.

We do not purport to be experts on and do not purport to be generally familiar with or qualified to express legal opinions on any laws other than the laws of the PRC and accordingly express no legal opinion herein on any laws of any jurisdiction other than the PRC.

The making of the above assumptions does not imply that we have made any enquiry to verify any assumption (other than as expressly stated in this letter). No assumption specified above is limited by reference to any other assumption.

Based on the foregoing and subject to the qualifications set out below, we hereby provide the following analysis:

Part I

(I) According to the *Constitutional Law of the PRC*, which was promulgated on September 20, 1954 and last amended on March 11, 2018, the State may establish special administrative regions when necessary, the systems to be carried out in special administrative regions shall be prescribed by laws enacted by the National People's Congress (the "**NPS**") in light of the specific conditions. On April 4, 1990, the NPS promulgated the *Basic Law of Hong Kong of the PRC* (the "**Basic Law**"), which became effective on July 1, 1997, it stipulates that Hong Kong is a special administrative region of the PRC with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication.

Under the principle of "one country, two systems", and the PRC national laws, except for those listed under Annex III to the Basic Law, or the Annex III, shall not be applied to Hong Kong. Moreover, under the Basic Law, the PRC national laws listed under the Annex III shall be confined to those relating to national defense, foreign affairs and other matters that are not within the scope of autonomy. As of the date this Opinion, the New Securities Law, which was amended on December 28, 2019 and became effective on March 1, 2020 , are not included in the Annex III, thus shall not be applied to Hong Kong.

Further, the New Securities Law uses the concept of "domestic" and "overseas", which typically understood to mean the jurisdiction of mainland China and a jurisdiction outside mainland China (including Hong Kong). For example, Article 2 of the New Securities Law provides that "the provisions of this Law shall apply to the offering and trading of shares, corporate bonds, depository receipts and other securities determined by the State Council pursuant to the law within the territory of the PRC". Therefore, within the domestic of the PRC, the issuance and trading of stocks, corporate bonds, depositary receipts, and other securities recognized by the State Council in accordance with the law are subject to the new Securities Law. This listing does not occur the domestic of the PRC, and the activities corresponding to the listing do not fall within the scope of application of the new securities law. the New Securities Law shall not be applied to the Company.

(II) Article 177 provides that the securities regulatory authority of the PRC State Council may

collaborate with its counterparts of other countries or regions in order to monitor and oversee cross-border securities activities. It further provides that a foreign securities regulatory authority is not allowed to conduct any official investigation or the collection of evidence directly within the territory of the PRC, and that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities for foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. Thus, we can reach the conclusion that Article 177 is applicable in the limited circumstances relating to direct investigations and collection of evidence conducted by foreign authorities within the territory of the PRC. In such cases, the foregoing activities are required to be conducted through collaboration with or by obtaining prior consent from Chinese authorities. This provision is about the establishment of supervision and management cooperation mechanisms between the State Council's securities regulatory authority and other countries or regions.

Although Article 177 was newly added to the New Securities Law, the principle behind it had long existed. For example, Article 277 of the Civil Procedure Law of the PRC, which was promulgated on April 9, 1991, last amended on June 27, 2017, and effected on July 1, 2017, similarly provides that except for the specified circumstances herein (through the channels prescribed in international treaties concluded or acceded to by the PRC, or through diplomatic channels), no foreign authority or individual shall, without prior consent from the competent authorities of the PRC, conduct any investigation or collect evidence within the territory of the PRC. The Provisions on Strengthening Confidentiality and Archives Administration of Overseas Issuance and Listing of Securities, published by the CSRC on October 20, 2009, also had the similar regulations.

Nevertheless, this rule has not prohibited issuers from providing the required documents and/or materials for overseas securities regulatory agencies, such as NASDAQ and the SEC, in previous years. During a press conference on April 27, 2020, the CSRC stated that the CSRC has always taken a positive attitude towards cross-border regulatory cooperation and supported overseas securities authorities to investigate and deal with the financial fraud of listed companies in their jurisdictions.

Based on the above and to our knowledge, we are of the opinion that Article 177 does not apply to documents and/or materials submitted to SEC or NASDAQ in connection with the Company’s offering or application, and potentially, documents and/or materials requested by NASDAQ from the Company, once listed, in connection with NASDAQ’s regulatory responsibilities related to oversight of its issuer companies.

The above analysis has not been confirmed by the CSRC.

Part Ⅱ

(I) On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People's Congress voted and passed the "Personal Information Protection Law of the People's Republic of China", or "PRC Personal Information Protection Law" (**the "PIPL"**), which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (1) such processing is for the purpose of providing products or services for natural persons within Mainland China, (2) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

The Data Security Law of the People's Republic of China (**the "DSL"**), adopted at the 29th Session of the Standing Committee of the Thirteenth National People's Congress of the People's Republic of China on June 10, 2021, is hereby promulgated, effective September 1, 2021.

According to Article 41 of PIPL and Article 36 of DSL, domestic organizations and individuals need to obtain approval from the competent authorities of China only if they want to provide data stored in the People's Republic of China to foreign judicial or law enforcement agencies. The Company does not need to obtain approval from relevant Chinese authorities when it is not required to provide data stored in the People's Republic of China to foreign judicial or law enforcement authorities.

(II) On December 28, 2021, the Cyberspace Administration of China (the "CAC") jointly with the National Development and Reform Commission, Ministry of Industry and Information Technology, The Ministry of Public Security, the Ministry of State Security, Ministry of Finance, Ministry of Commerce, People's Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration formally published the Measures for Cybersecurity Review (2021) which took effect on February 15, 2022. The Measures for Cybersecurity Review (2021) provide that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security (together with the operators of critical information infrastructure, the "Operators"), shall conduct a cybersecurity review and that any online platform operator who controls more than one million users' personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

On August 30,2024, Chinas State Council approved the "Regulations on Network Data Security Management," which will take effect on January 1, 2025. This regulation further refines and improves existing relevant systems. It clearly defines important data as information that pertains to specific fields, groups, or regions, or has reached a certain level of precision and scale, and if tampered with, destroyed, leaked, or illegally obtained or used, could directly endanger national security, economic operations, social stability, public health, and safety. The regulation requires network data handlers to identify and report important data. Additionally, it stipulates that network data handlers must fulfill a clear notification obligation before processing personal information. It specifies the conditions under which network data handlers can provide personal information overseas, clarifying that if not informed by relevant regions or departments or publicly disclosed as important data, it does not need to be reported for data export security assessment. Violations of this regulation may result in orders to rectify, warnings, or even suspension of related business operations, business rectification, revocation of relevant business licenses, or business license revocation. In cases where the violation affects or may affect national security severely, a fine ranging from 1 million to 10 million yuan can be imposed.

Based on our understanding of the PRC laws that are currently in effect, as of the date hereof, we do not currently expect the PIPL and the DSL to have an impact on the Company’s business, operations or this Offering as we do not believe that the Company is deemed to be a “personal information processor”, “critical infrastructure information operator”, “personal information processor who has a large user base and/or operates complex types of businesses”, or “entrusted party “under the PIPL and the DSL to the Company, neither the Company and its subsidiaries are subject to cybersecurity review by the CAC for this Offering or required to obtain regulatory approval from the CAC nor any other PRC authorities. due to the following conditions confirmed by the Company, (i) their mainland Chinese subsidiaries which in mainland China have established corresponding personal information compliance systems in accordance with the law; their main operating entity, the Hong Kong company, does not handle customer information of the mainland Chinese subsidiaries; (ii) As of the date of this prospectus, their mainland Chinese subsidiaries have collected personal information from less than one million individuals in mainland China, and they have obtained informed consent from their customers to collect and store their personal information and data; (iii) The personal information collected for their operations is not considered important data and will not affect or may affect China's national security; (iv) Neither the Company nor their subsidiaries rely on personal data collection and processing to maintain their subsidiaries' operations; (v) The data collected in the business of our mainland Chinese subsidiary will not be transmitted across borders to the Hong Kong operating entity company; (vi) As of the date of this prospectus, neither the Company nor their subsidiaries have received any notification from any Chinese government agency that they are classified as "operators" or "data

processors" and will be subject to CAC network security review or China Securities Regulatory Commission review; The collected data has not been informed or publicly released as important data by relevant regions or departments.

As of the date of this opinion, as confirmed by the Company, the Company has not received any order from any competent PRC authority or any complaint from any citizen or organization claiming that the Company endangers national security, public interests or the legal rights and interests of any citizen and organization. The Company has not received any order from any competent PRC authorities indicating that the Company is in violation with any PRC laws and regulations regarding personal information and data security, or requiring the Company to seek approvals from the CAC, or other competent PRC authorities.

If the company and its subsidiaries harms the national security, public interests, or legitimate rights and interests of citizens and organizations of the People's Republic of China during its data processing activities, it may still be subject to legal liability by the relevant Chinese authorities.

However, the PRC legal system regarding data security is still evolving, we cannot be certain that the competent PRC authorities would not take a view or that the regulatory regime would not undergo future changes that would be contrary to our opinions above.

Part Ⅲ

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which come into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC.

The Overseas Issuance and Listing includes direct and indirect issuance and listing. According to Article 2 of the Trial Measures, indirect overseas issuance and listing of domestic enterprises refers to the overseas issuance and listing of enterprises with main business activities in China, in the name of enterprises registered overseas, based on the equity, assets, income or other similar rights and interests of domestic enterprises. At the same time, the Trial Measures further clarify the situation of indirect overseas listing:

a. The operating revenue, total profit, total assets, or net assets of domestic enterprises in the most recent fiscal year, with any indicator accounting for more than 50% of the issuer's audited consolidated financial statements for the same period;

b. The main links of business activities are carried out within China, or the main premises are located within China, or the majority of senior management personnel responsible for business management are Chinese citizens or have their habitual residence within China.

The above conditions must be met simultaneously to be recognized as indirect overseas listing; But it also stipulates that indirect overseas listing should be recognized based on the principle of substance over form.

According to the provisions of the Trial Measures, for those directly listed overseas, the issuer shall file a record with the CSRC. For indirect overseas listing, the issuer shall designate a major domestic operating entity as the domestic responsible person and file with the CSRC.

According to the trial measures, only when both conditions are met can it be considered as an indirect overseas listing. We are of the opinion that the Company would not be deemed as "Indirect Overseas Issuance and Listing" under the Trial Administrative Measures, due to the following conditions confirmed by the Company:(i)The company and its subsidiaries currently do not intend to enter into any contractual arrangements with any entities within mainland China to establish a variable interest entity structure; (ii) The company and its subsidiaries are not under the actual control of any mainland Chinese entity or individual Chinese citizens; (iii) Although the company's subsidiaries in mainland China have operational business, the total operating income, total profit, total assets, or net assets of the Chinese subsidiaries in mainland China for the most recent accounting year shall not exceed 50% of the audited consolidated financial statements of the issuer for the same period; Most of the company's business is still carried out by its Hong Kong subsidiary, and the main activities and venues of the company's current operations are located in Hong Kong; And, the senior management personnel responsible for the operation and management of the subsidiary in mainland China are not citizens of mainland China and do not frequently reside in mainland China; (iv) The company currently does not own any properties in mainland China; And (v) although the risk factors disclosed by the company in the prospectus include possible updates to PRC laws and changes in the supervision of Hong Kong companies' overseas securities listing activities by relevant Chinese departments, these factors are not the main risks, that is, the risk factors are not concentrated from within PRC.

Therefore , neither the Company, nor its Operating Subsidiaries are currently required to obtain any permission or approval from the PRC authorities, including the CSRC and CAC, to operate its business and offer the securities being registered to foreign investors.

Meanwhile, Article 26 of the Trial Measures outlines the filing and documentation requirements for domestic companies seeking overseas listings and specifies that where the

overseas offering and listing by a domestic company is in violation of the Trial Measures, or where a foreign securities company is in violation of Article 21 herein, the CSRC may inform its regulatory counterparts in the overseas jurisdictions via cross-border securities regulatory cooperation mechanisms; where an overseas securities regulatory agency intends to carry out investigation and evidence collection regarding overseas offering and listing activities by a domestic company, and request assistance of the CSRC under relevant cross-border securities regulatory cooperation mechanisms, the CSRC may provide necessary assistance in accordance with law. Any domestic entity or individual providing documents and materials requested by an overseas securities regulatory agency out of investigative or evidence collection purposes, shall not provide such information without prior approval from the CSRC and competent authorities under the State Council.

Upon our examination of Article 26, it is clear that the situations in question should concentrate on the investigation and evidence-gathering activities pertaining to breaches of the relevant provisions of the Trial Measures. This does not extend to documents, information, or materials submitted to the Nasdaq Capital Market in the context of listing applications or inquiries related to regulatory compliance or the maintenance of listing status on Nasdaq.

The above analysis has not been confirmed with the CSRC, CAC or other PRC authorities.

Part Ⅳ

The Company Law of the People's Republic of China (Revised in 2023) has come into effect on July 1, 2024. Article 47 of the new Company Law stipulates that the registered capital of a limited liability company is the amount of capital subscribed by all shareholders registered with the company registration authority. The subscribed capital of all shareholders shall be fully paid within five years from the date of establishment of the company in accordance with the provisions of the company's articles of association.

Article 2 of the "Provisions of the State Council on the Implementation of the Registration and Management System for Registered Capital of the Company Law of the People's Republic of China" stipulates that for companies registered and established before June 30, 2024, if the remaining subscribed capital period of a limited liability company exceeds 5 years from July 1, 2027, the remaining subscribed capital period shall be adjusted to within 5 years before June 30, 2027 and recorded in the company's articles of association. Shareholders shall fully pay their subscribed capital within the adjusted subscribed capital period.

As of the reporting date, the registered capital of the domestic subsidiary has not been fully

paid, and the subscription period stated in the company's articles of association exceeds 5 years. According to the new Company Law, if the domestic subsidiary fails to adjust its registered capital and subscription period during the transition period and makes actual payments according to the adjusted registered capital and subscription period, it may face penalties from administrative authorities, including fines, revocation of business license, etc. The enterprise may enter the abnormal credit system list, and the legal representative may also be subject to corresponding restrictions. In addition, under the subscribed capital system, if a company is unable to fully repay its due external debts, creditors may demand that shareholders who have not fully paid their contributions use their assets to repay the due debts. This means that shareholders' personal assets may face the risk of being pursued.

This Opinion is further subject to the following qualifications:

(a) This opinion is presented solely and exclusively based on the description of the business operations of Fitness Fanatics Limited(the "Company") set forth in the Registration Statement and confirmed to us by the Company.and no view is expressed and/or comment is made in relation to the accuracy and/or the entirety thereof;

(b) no view is expressed and/or comment is made on the past, present or future financial performance and/or soundness and/or standing or the business prospect be that in terms of success or otherwise of the Company;

(c) This Opinion is limited to the PRC Laws of general application on the date hereof. We have made no investigation of, and do not express or imply any views on, the laws of any jurisdiction other than the PRC;

(d) the PRC Laws referred to herein are laws currently in force and there is no guarantee that any of such laws, or the interpretation thereof or enforcement therefor, will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect;

(e) this Opinion is intended to be used in the context which is specifically referred to herein and each section should be looked on as a whole regarding the same subject matter; and

(f) this Opinion is subject to the effects of (i) certain legal or statutory principles affecting the validity and enforceability of contractual rights generally under the concepts of public interest, social ethics, national security, good faith, fair dealing, and applicable statutes of limitation; (ii) any circumstance in connection with formulation, execution or

performance of any legal documents that would be deemed materially mistaken, clearly unconscionable, fraudulent, coercionary or concealing illegal intentions with a lawful form; (iii) judicial discretion with respect to the availability of indemnifications, remedies or defenses, the calculation of damages, the entitlement to attorney's fees and other costs, and the waiver of immunity from jurisdiction of any court or from legal process; and (iv) the discretion of any competent PRC legislative, administrative or judicial bodies in exercising their authority in the PRC.

(g) This Opinion is issued based on our understanding of the current PRC Laws. For matters not explicitly provided under the current PRC Laws, the interpretation, implementation and application of the specific requirements under the PRC Laws are subject to the final discretion of competent PRC legislative, administrative and judicial authorities, and there can be no assurance that the Government Agencies will ultimately take a view that is not contrary to our opinion stated above.

(h) Unless otherwise stated herein, this Opinion is issued solely based on the Documents we have received from the Company as of the date hereof, except that we may rely, as to matters of fact (but not as to legal conclusions), to the extent we deem proper, on certificates and confirmations of responsible officers of the Company and Governmental Agencies.

(i) except as may be expressly described herein, we have not undertaken any independent investigation to determine the existence or absence of any facts and no inference as to our knowledge of the existence or absence of such facts should be drawn from our serving as counsel in giving this letter and no inference as to our knowledge of the existence or absence of any fact shall be drawn from our representation of the Company or the rendering of this Opinion.

(j) We hold ourselves out as only having legal expertise and our statements in this letter are made only to the extent that a law firm practising PRC law in PRC.

(k) This opinion is only for the benefit of the person to whom it is addressed, subject to the condition that such person accepts and acknowledges that this opinion may not be appropriate or sufficient for such person's purposes, and is strictly limited to the matters expressly stated herein and is not to be read as extending by implication to any other matter in connection with the Offering, the Registration Statement or otherwise, including without limitation any other documents which may be executed and delivered in connection with any transaction contemplated thereunder. Further, this opinion may not be relied upon by any other persons or corporate entities other than the Company, SEC and NASDAQ, and shall not be used for any other purpose or quoted or referred to in any

public document or filed with any governmental body or agency without our prior written consent.

(l) Our liability under this letter shall not exceed the amount of legal fees received by us from the Company in relation to the Transaction.

(m) This opinion is given in respect of the laws of PRC which are in force at, and is based upon facts and circumstances in existence at 17:30PM PRC time on the date of this opinion. We assume no obligation to update this opinion for any changes in the laws of PRC or other events or circumstances that occur after 17:30PM PRC time on the date of this opinion.

(n) We hereby consent to the use of this Opinion in, and the filing hereof as an exhibit to, the Registration Statement, and to the reference to our name in such Registration Statement. In giving such consent, we do not thereby admit that we fall within the category of the persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Guangdong Wesley Law Firm

Guangdong Wesley Law Firm